SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

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Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com

February 18, 2014

VIA EDGAR

Mr. Terence O’Brien

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re: Cementos Pacasmayo S.A.A.

Form 20-F for Fiscal Year Ended December 31, 2012

Filed April 30, 2013

File No. 1-35401

Dear Mr. O’Brien:

On behalf of Cementos Pacasmayo S.A.A. (the “Company”), we are writing to respond to the comments set forth in the comment letter dated February 10, 2014 (the “comment letter”) received from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the above-referenced annual report on Form 20-F (the “Annual Report”) of the Company originally submitted on April 30, 2013, pursuant to the Securities Act of 1934, as amended, and amended on January 15, 2014.

For convenience of reference, we have reproduced below in bold and italics the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company and its auditors.

Form 20-F for Fiscal Year Ended December 31, 2012

Operating and Financial Review and Prospects, page 51

Critical Accounting Policies, page 54

Exploration, Evaluation and Mine Development Projects, page 55

1.	We have read your response to prior comment 3, in our letter to you dated December 19, 2013, in which you indicate that you will revise your disclosure regarding the capitalization of exploration and evaluation assets to provide additional information regarding the estimates and assumptions necessary to determine whether an economically viable extraction operation can be established such that it is more likely than not that these costs will be realized. Please provide the proposed disclosure revisions that you would have included in your filing that identify the significant estimates, assumptions, and judgments you use to make this determination.

Response: The Company notes the Staff’s comment and proposes to include the following disclosure in its next Annual Report on Form 20-F.

Exploration and evaluation assets -

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

•	Researching and analyzing historical exploration data.

•	Gathering exploration data through geophysical studies.

•	Exploratory drilling and sampling.

•	Determining and examining the volume and grade of the resource.

•	Surveying transportation and infrastructure requirements.

•	Conducting market and finance studies.

License costs paid in connection with a right to explore in an existing exploration area are capitalized and amortized over the term of the license.

Once the legal right to explore has been acquired, exploration and evaluation costs are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized, in which case such costs are capitalized. These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

In evaluating if costs meet the criteria to be capitalized, several different sources of information are used, including the nature of the assets, extension of explored area and results of sampling, among others. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Exploration and evaluation costs are capitalized when the exploration and evaluation activity is within an area of interest for which it is expected that the costs will be recouped by future exploitation, and active and significant operations in relation to the area are continuing or planned for the future.

The main estimates and assumptions the Company uses to determine whether it is likely that future exploitation will result in future economic benefits include: expected operational costs, committed capital expenditures, expected mineral prices and mineral resources found. For this purpose, the future economic benefit of the project can reasonably be regarded as assured when mine-site exploration is being conducted to confirm resources, mine-site exploration is being conducted to convert resources to reserves or when the Company is conducting a feasibility study, based on supporting geological information.

As the capitalized exploration and evaluation costs asset is not available for use, it is not amortized. These exploration costs are transferred to mine development assets once the work completed to date supports the future development of the property and such development receives appropriate approvals. In this phase, the exploration costs are amortized in accordance with the estimated useful life of the mining property from the time the commercial exploitation of the reserves begins. All capitalized exploration and evaluation costs assets are monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas in which resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work is under way or planned. To the extent that capitalized expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. The Company assesses at each reporting date whether there is an indication that an exploration and evaluation costs asset may be impaired. The following facts and circumstances are considered in this assessment:

(i)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

(iv)	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If any indication of impairment exists, impairment of the Company’s exploration and evaluation costs assets is required.

Financial statement, page 105

Note 29- Fair value of financial instruments, F-63

2.	We have read your response to prior comment 11 in which you indicate that in future filings you will expand the considerations for the determination of the value of the put and call option on your results of operations. Please provide the proposed disclosure revisions that you would have included in your filing which explain how you determined the fair value of the put and call option.

Response: In reviewing the Staff’s comment, the Company realized that the Company had incorrectly described the put option as a financial liability, although no value had been assigned to this put option. In future filings, the Company will not describe such put option as a financial liability. Set forth below is the Company’s analysis.

Accounting policy included in Note 2.3.2 (vi):

Put and call options over non-controlling interests

Call options

The call option is a financial asset initially recognized at its fair value, with any subsequent changes in its fair value recognized in profit or loss. The exercise price of the call option is the higher of fair value or book value of the Fosfatos shares and, consequently, the Company concluded that the fair value of this option would not be significant.

Put options

Put options granted to non-controlling interests with exercise contingencies that are under the control of the Company, and do not give rise to a financial liability. The contingencies that would trigger exercisability of the deadlock put/call are based on events under the Company’s control and therefore do not represent a financial liability.

Disclosure about deadlock put/call options included in Note 27

According to the shareholders’ agreement between the Company and MCA Phosphates Pte. Ltda. (“MCA”) (see note 1 to our 2012 audited consolidated financial statements), in case of occurrence a deadlock situation or unexpected event, MCA has the option to sell all or a portion of the Fosfatos shares to the Company. At the same time, in case of occurrence of a deadlock situation or unexpected event, as defined in the shareholders’

agreement, the Company has the option to require MCA to sell all or a portion of the Fosfatos shares. MCA has no restrictions on selling its non-controlling interest at any time to third parties. The only other condition for the put and call is that each party must own at least a 15% of interest in Fosfatos. The objective of the deadlock put/call option provision is to provide for an exit mechanism in those rare circumstances when reaching agreement on a critical matter becomes impossible. The Company concluded that because the conditions that would make the put option over non-controlling interest exercisable are within the control of the Company, the put option does not represent a financial liability at the consolidated statement of financial position date.

Please call me (212-455-3066) with any questions you may have regarding the above responses.

Sincerely,

/s/ Jaime Mercado

Jaime Mercado

cc:	Tracie Towner

Jeanne Baker

Manual Ferreyros

Javier Durand

Claudia Bustamante

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